

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Pierre Vareille
Chief Executive Officer
Constellium Holdco B.V.
Tupolevlaan 41-61
1119NW Schiphol-Rijk
The Netherlands

Re: Constellium Holdco B.V.
        Confidential Draft Amendment No.5 to Registration Statement on Form F-1
        Submitted May 6, 2013
        File No. 377-00059

Dear Mr. Vareille:

We have reviewed your confidential draft amended registration statement and have the following comments.

Prospectus Cover Page

1.   Please identify the class of ordinary shares being offered by the selling shareholders. Please also ensure that the Principal and Selling Shareholders disclosure on page 136 identifies beneficial ownership for each class of ordinary shares.

New Term Loan, Application of Term Loan Proceeds and Issuance of Preference Shares, page 17

2.   We note your revised disclosure in the fourth paragraph relating to the preference shares. Please clarify, if true, that the rights attached to the preference shares that will become equal to the rights attached to the ordinary shares are voting rights and rights to profits, as indicated in your response to our comment 13. Please also clarify whether it is likely that the preference shareholders will actually have an opportunity to exercise or benefit from those rights, given that the repurchase of the preference shares might not happen simultaneously with the distribution payment.

Pro Rata Share Issuance, page 17

3.   We note your response to comment nine in our letter dated May 3, 2013 in which you reference a stock split of 23.8:1, reflected also on page F-18 under the "Share Capital" discussion. Since your disclosure here refers to a different ratio of 22.8, please revise your disclosures accordingly.

Selling Shareholder Private Sale, page 18

4.   You disclose at the end of the paragraph that Apollo and Rio Tinto may "elect not to sell in this offering." In light of your Underwriting disclosure on page 183 stating that you and the selling shareholders have agreed to sell to the underwriters the shares subject to the terms of the underwriting agreement, with a view towards disclosure, please explain to us whether the selling shareholders anticipate to make their election before or after effectiveness of the registration statement, and how and when the information will be reflected in your prospectus.

Capitalization, page 51

5.   We note your response to comment four in our letter dated May 3, 2013. Please more clearly show in the notes how you computed the as adjusted pro forma share premium amount. In addition, in arriving at the as adjusted pro forma retained deficit amount, you refer to 15 million Euros of fees and expenses related to this offering. Please further clarify in your disclosures the nature of these fees and expenses being reflected in retained earnings compared to those offering costs being reflected as a reduction of offering proceeds in share premium.

6.   We note your response to comment seven in our letter dated May 3, 2013. Your disclosures refer to shares fully paid up. To be consistent with the terminology used in your financial statements, please refer to shares outstanding.

Financial Statements

General

7.   We note your response to comment nine in our letter dated May 3, 2013. Your response indicates that 83,945,965 additional Class A ordinary shares, 815,252 additional Class B1 ordinary shares, and 923,683 additional Class B2 ordinary shares will be issued and that the pro rata share issuance is the equivalent of a 23.8:1 stock split. Please help us better understand how you arrived at the pro rata number of shares to be issued for each class based on the number of shares outstanding as of December 31, 2012 as disclosed on page F-37.

8.   It does not appear that you have consistently given retroactive effect to the expected stock split in your historical amounts, including in note (8) to the capitalization table on page 53 and on page F-37. Please revise your disclosures throughout the filing as necessary to give retroactive effect to the expected stock split.

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-22

9.   We are continuing to evaluate your response to comment 10 in our letter dated May 3, 2013 and may have additional comments.

10.   For both the impairment analysis performed as of December 31, 2010 pursuant to IAS 36 and the purchase price allocation performed as of January 4, 2011 pursuant to IFRS 3, the initial purchase price for the acquisition of the Engineered Aluminum Products business from Rio Tinto was used as the basis for determining fair value. During the call held on May 6, 2013, it was indicated that this transaction was not a bargain purchase. Please help us better understand the positive and negative factors that you considered in reaching the conclusion that it was not a bargain purchase.

11.   We note in your response letter dated April 29, 2013 that the size premiums selected for the impairment and purchase accounting analyses were based on an estimated equity value of $125 million. As you state, the $125 million does fall within the market capitalization ranges for the Micro Cap (9th and 10th deciles) and Decile 10b categories. We note, however, that a $125 million market capitalization is in the lower third of the Micro Cap distribution and above the upper quartile of the Decile 10b distribution. It is our understanding that the size premium generally selected would be the one that is the most statistically relevant to the market capitalization size as to maximize the number of comparable observations. In other words, the size premium selected should be within the central tendency of the distribution. Such selection is especially important in thin market capitalizations due to the sensitivity of the size premium for small changes in market capitalization. We further note in your response to comment nine in your letter dated April 16, 2013 that the discount rate impact was over 80 percent of the value difference from December 31, 2010 to January 4, 2011 for cash-generating units one through four. Given the sensitivity of the discount rate to the fair value estimates, please advise why a more selective size premium screening was not performed.

Note 12. Earnings Per Share, page F-30

12.   We note your response to comment 11 in our letter dated May 3, 2013. If there will be significant changes in the rights that Class A ordinary shareholders will have to profits after completion of this offering, please disclose these changes throughout the filing including in your description of the offering on page 20.

Exhibit 5.1

13.   Please have counsel revise its opinion to include the shares which may be issued pursuant to the underwriters' overallotment option.

14.   With respect to the resolutions listed in paragraph 2(h) of the legal opinion, it appears that

the date of these resolutions should pre-date May 2013 considering that they relate to the issuance of shares currently held by the Selling Shareholders.

15. Please have counsel revise its opinion in paragraphs 5(b) and (c) to remove the "upon payment in full of the Secondary Shares" and "upon valid execution of the Issue Resolution" qualifications as inappropriate. The Secondary Shares are currently outstanding and the valid execution of the Issue Resolution represents facts readily ascertainable by counsel.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Andrew J. Nussbaum, Esq.
 Karessa L. Cain, Esq.
 Alison Zieske, Esq.
 Wachtell, Lipton, Rosen & Katz